Exhibit 4.1

ARTICLES OF DISSOLUTION

Pursuant to section 607.1403, Florida Statutes, this Florida profit corporation submits the following articles of dissolution:

FIRST:	The name of the corporation as currently filed with the Florida Department of State: CBA Florida, Inc.

SECOND:	The document number of the corporation (if known): P99000089885

THIRD:	The date dissolution was authorized: May 28, 2020 Effective date of dissolution if applicable: June 26, 2020

FOURTH:	Dissolution was approved by the shareholders, in the manner required by this chapter and the articles of incorporation.

CBA FLORIDA, INC.

By:	/s/ Anthony Snow
	Name:	Anthony Snow
	Title:	President

Notice of Corporate Dissolution

This notice is submitted by the dissolved corporation named below for resolution of payment of unknown claims against this corporation as provided in s. 607.1407. F.S.

This “Notice of Corporate Dissolution” is optional and is not required when filing a voluntary dissolution.

Name of Corporation: CBA Florida, Inc.

The above named corporation is the subject of dissolution and the effective date of dissolution is: June 26, 2020

Description of information that must be included in a claim:

1.	Name, address, phone number and e-mail of claimant, including contact person.
2.	Dollar amount of claim.
3.	All documentation supporting claim, including, but not limited to, itemized invoices and/or billing statements, copies of contracts or agreements, etc.

Mailing address where written claims can be sent: (Claims cannot be sent to the Division of Corporations)

Anthony Snow

CBA Florida, Inc.

95 S. Federal Hwy., Suite 201

Boca Raton, FL 33432

A claim against the above named corporation will be barred unless a proceeding to enforce the claim is commenced within 4 years after the filing of this notice.

Anthony Snow	/s/ Anthony Snow
Printed Name of the Person Filing	Signature of the Person Filing